UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            NoFire Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

                                 Andrew H. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-5130
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 23, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 2 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         NF Partners, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER

     SHARES                5,175,202
                   ------- -----------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH            9    SOLE DISPOSITIVE POWER

    REPORTING              5,175,202
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,175,202
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.1%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 3 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Andrew H. Tisch
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER

     SHARES                285,000
                   ------- -----------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               285,000
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         285,000
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 4 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         JMC Investments LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                240,709
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              240,709
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         240,709
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 5 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         John Capozzi
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                175,000
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              175,000
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         175,000
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 6 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Ravitch Rice & Company LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------- -----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                120,352
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              120,352
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,352
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 7 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Barry L. Bloom
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                216,636
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              216,636
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,636
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 8 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Robyn Samuels
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                48,139
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              48,139
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         48,139
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                         Page 9 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Paul A. Downey
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                240,709
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              240,709
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         240,709
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 10 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Robert N. Downey
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,684,945
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              1,684,945
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,684,945
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 11 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Robert H. Savage
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|

                                                                   (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                277,777
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              277,777
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         277,777
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 12 of 27 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Thomas M. Steinberg
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|

                                                                    (b)  |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                216,636
                   ------- -----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              216,636
                   ------- -----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
------------------ ------- -----------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         216,636
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 13 of 27 Pages
--------------------------------------------------------------------------------


          This Statement amends and supplements the Schedule 13D (the "Schedule 13D") of NF Partners, LLC, a Delaware limited liability company, JMC Investments LLC, a Connecticut limited liability company, Ravitch Rice & Company LLC, a New York limited liability company, Barry L. Bloom, Robyn Samuels, Paul A. Downey, Robert N. Downey, Robert H. Savage, Thomas M. Steinberg, Andrew H. Tisch, and John Capozzi filed with the Securities and Exchange Commission on June 26, 1998, as amended by Amendment No. 1 filed on October 30, 1998 and relates to the acquisition on November 23, 1998 of 150,000 shares of Common Stock, par value $0.20 per share (the "Common Stock"), of NoFire Technologies, Inc. (the "Issuer") and warrants to purchase 375,000 shares of Common Stock. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.   Identity and Background.

          (a) This statement is being filed by the following entities and individuals:

          1.   NF Partners, LLC, a Delaware limited liability company ("NFP");

          2.   JMC Investments LLC, a Connecticut limited liability company
          ("JMC");

          3. Ravitch Rice & Company LLC, a New York limited liability company ("RRC");

          4.   Barry L. Bloom ("Bloom");

          5.   Robyn Samuels ("Samuels");

          6.   Paul A. Downey ("Paul Downey");

          7.   Robert N. Downey ("Robert Downey");

          8.   Robert H. Savage ("Savage");and

          9.   Thomas M. Steinberg ("Steinberg").

NFP, JMC, RRC, Bloom, Samuels, Paul Downey, Robert Downey, Savage and Steinberg are referred to herein individually as a "Purchase Agreement Investors" and collectively as the "Purchase Agreement Investors". This statement is also being filed by Andrew H. Tisch ("Andrew H. Tisch") and John Capozzi ("Capozzi"). Andrew H. Tisch, Capozzi and the Purchase Agreement Investors are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 14 of 27 Pages
--------------------------------------------------------------------------------


          On November 23, 1998, the Purchase Agreement Investors other than Savage (the "Supplemental Purchase Agreement Investors") purchased from the Issuer in a private placement an aggregate of 150,000 units, each unit consisting of one share of Common Stock, and five-year warrants (the "Supplemental Purchase Agreement Warrants") to purchase 2.5 shares of Common Stock at an initial exercise price of $ .50 per share, for aggregate consideration of $75,000 pursuant to a Supplemental Common Stock and Five-Year Warrant Purchase Agreement (the "Supplemental Purchase Agreement") dated as of October 26, 1998 by and among the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried.

          The Supplemental Purchase Agreement allows the Supplemental Purchase Agreement Investors to purchase a total of 960,000 units, each unit consisting of one share of Common Stock and Supplemental Purchase Agreement Warrants to purchase 2.5 shares of Common Stock, for total aggregate consideration of $480,000. The Supplemental Purchase Agreement Investors may, but are not required to, purchase additional units if requested by the Company on or before March 31, 1998 or at their option exercised on or before that date. In addition to the 520,000 units which the Supplemental Purchase Agreement Investors have previously purchased pursuant to the Supplemental Purchase Agreement, the Supplemental Purchase Agreement Investors are herein reporting beneficial ownership of the additional 440,000 units which they may purchase pursuant to the Supplemental Purchase Agreement. See Item 6, below.

          By signing this statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Item 3.   Source and Amount of Funds or Other Consideration.

          Set forth below is information regarding the funds used by the Purchase Agreement Investors to purchase the securities reported in Item 5 below.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 15 of 27 Pages
--------------------------------------------------------------------------------


      Reporting                                              Aggregate
       Person                 Source of Funds              Purchase Price
   ----------------          -----------------            ----------------

NFP                           Working Capital               $937,250.66

JMC                           Working Capital               $ 43,593.51

RRC                           Working Capital               $ 21,796.17

Bloom                         Personal Funds                $ 39,233.56

Samuels                       Personal Funds                $  8,718.11

Paul Downey                   Personal Funds                $ 43,593.51

Robert Downey                 Personal Funds                $305,150.72

Savage                        Personal Funds                $ 71,428.50

Steinberg                     Personal Funds                $ 39,233.56


          The foregoing amounts do not include the exercise price of the Purchase Agreement Warrants or the Supplemental Purchase Agreement Warrants. The Purchase Agreement Investors would have to pay the exercise price of the Purchase Agreement Warrants and the Supplemental Purchase Agreement Warrants to obtain the shares of Common Stock that are issuable upon exercise of the Purchase Agreement Warrants and the Supplemental Purchase Agreement Warrants and that are included among the shares of Common Stock beneficially owned by the Purchase Agreement Investors.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 16 of 27 Pages
--------------------------------------------------------------------------------


Item 5.   Interest in Securities of the Issuer.

          (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity. The information set forth in this table does not include any shares of Common Stock that the Purchase Agreement Investors may acquire pursuant to the Purchase Agreement at the Second Tranche Closing or the Second Closing (see Item 6, below). The ownership percentages set forth in the table below are based on 12,516,434 shares of Common Stock having been outstanding subsequent to the transactions effected on November 23, 1998 pursuant to the Supplemental Purchase Agreement, which number of shares was derived by adding the 520,000 shares of Common Stock issued to date pursuant to the Supplemental Purchase Agreement to the number of shares outstanding last reported by the Issuer (11,996,434 as of July 7, 1998 as reported in the Issuer's Form 10-QSB for the quarter ended May 31, 1998). The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 17 of 27 Pages
--------------------------------------------------------------------------------

                                                                                                             % of
                                                                                                             Class
    Name of                                           Amount and Nature of                                   Out-
 Beneficial Owner                                     Beneficial Ownership                                   standing
--------------------                                  -------------------------------                        --------
                              Owned                   Has Right
                              Currently               to Acquire                       Total
                              ---------               ----------                       -----
NFP                           1,478,629               3,696,573                     5,175,202                31.1%

FP                                     (1)                     (1)                           (1)                  (1)

4-14P                                  (1)                     (1)                           (1)                  (1)

Andrew H. Tisch                        (1)                     (1)                           (1)                  (1)
 1991 Trust

Daniel R. Tisch                        (1)                     (1)                           (1)                  (1)
 1991 Trust

James S. Tisch                         (1)                     (1)                           (1)                  (1)
 1991 Trust

Thomas J. Tisch                        (1)                     (1)                           (1)                  (1)
 1991 Trust

Andrew H. Tisch                 160,000(1)              125,000(1)(2)                 285,000(1)(2)           2.2%(1)

Daniel R. Tisch                        (1)                     (1)                           (1)                  (1)

James S. Tisch                         (1)                     (1)                           (1)                  (1)

Thomas J. Tisch                        (1)                     (1)                           (1)                  (1)

JMC                              68,774                 171,935                       240,709                 1.8%

Capozzi                         100,000(3)               75,000(3)                    175,000(3)              1.3%(3)

RRC                              34,386                  85,966                       120,352                 0.9%

Richard Ravitch                        (4)                     (4)                           (4)                  (4)

Donald S. Rice                         (4)                     (4)                           (4)                  (4)

Barry L. Bloom                   61,896                 154,740                       216,636                 1.7%

Robyn Samuels                    13,754                  34,385                        48,139                 0.4%

Paul A. Downey                   68,774                 171,935                       240,709                 1.8%

Robert N. Downey                481,413               1,203,532                     1,684,945                11.9%

Robert H. Savage                 79,365                 198,412                       277,777                 2.1%

Thomas M. Steinberg              61,896                 154,740                       216,636                 1.7%
                              ---------               ----------                     ---------               -------
Total                         2,608,887               6,072,218                     8,681,105                45.6%


                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 18 of 27 Pages
--------------------------------------------------------------------------------



(1) Does not include shares owned by NFP. None of FP, 4-14P or the Messrs. Tisch beneficially owns any shares of Common Stock, except for the shares of Common Stock beneficially owned by Andrew H. Tisch and except to the extent that beneficial ownership of shares of Common Stock beneficially owned by NFP may be attributed to them.

(2) Prior to the transactions effected pursuant to the Purchase Agreement, Mr. Tisch acquired the following warrants: (a) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on November 13, 2001, (b) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on September 22, 2002 and (c) warrants to acquire 25,000 shares of Common Stock at an exercise price of $3.00 per share, which warrants expire on September 22, 2002.

(3) Shares in the "Owned Currently" column are owned by Mr. Capozzi's wife. Shares in the "Has Right to Acquire" column are shares of Common Stock issuable upon exercise of the Consultant Warrants. Mr. Capozzi's rights to receive the Consultant Warrants vest at the rate of 1,250 Consultant Warrants monthly for so long as Mr. Capozzi continues to perform consulting services for the Issuer over a five-year period commencing on the date of the First Closing. Does not include shares owned by JMC.

(4) Does not include shares owned by RRC. Neither Mr. Ravitch nor Mr. Rice beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by RRC may be attributed to them.

          (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 19 of 27 Pages
--------------------------------------------------------------------------------


                                                                                     Power to Dispose or
     Name of Beneficial                 Power to Vote or Direct                          Direct the
          Owner                                the Vote                                  Disposition
          -----                                --------                                  -----------
                                        Sole                Shared                 Sole              Shared
                                        ----                ------                 ----              ------
NFP                                  5,175,202                    0              5,175,202                0

FP                                            (1)                (1)                     (1)             (1)

4-14P                                         (1)                (1)                     (1)             (1)

Andrew H. Tisch                               (1)                (1)                     (1)             (1)
 1991 Trust

Daniel R. Tisch                               (1)                (1)                     (1)             (1)
 1991 Trust

James S. Tisch                                (1)                (1)                     (1)             (1)
 1991 Trust

Thomas J. Tisch                               (1)                (1)                     (1)             (1)
 1991 Trust

Andrew H. Tisch                        285,000(1)                (1)              285,000(1)             (1)

Daniel R. Tisch                               (1)                (1)                     (1)             (1)

James S. Tisch                                (1)                (1)                     (1)             (1)

Thomas J. Tisch                               (1)                (1)                     (1)             (1)

JMC                                    240,709                    0               240,709                 0

RRC                                    120,352                    0               120,352                 0

Capozzi                                175,000(2)                (2)              175,000(2)             (2)

Richard Ravitch                               (3)                (3)                     (3)             (3)

Donald S. Rice                                (3)                (3)                     (3)             (3)

Barry L. Bloom                         216,636                    0               216,636                 0

Robyn Samuels                           48,139                    0                48,139                 0

Paul A. Downey                         240,709                    0               240,709                 0

Robert N. Downey                     1,684,945                    0             1,684,945                 0

Robert H. Savage                       277,777                    0               277,777                 0

Thomas M. Steinberg                    216,636                    0               216,636                 0



(1) By virtue of their status as managing trustees of the trusts which are the general partners of FP and which are (i) members of 4-14P or (ii) partners of partnerships which are members of 4-14P or (iii) partners of partnerships which are partners of partnerships which are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to vote or

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 20 of 27 Pages
--------------------------------------------------------------------------------


     direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP.

(2) By virtue of his status as manager and a member of JMC, Mr. Capozzi may be deemed to have indirectly power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by JMC.

(3) By virtue of their status as members of RRC, Mr. Ravitch and Mr. Rice may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP.

          (c) The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were the respective acquisitions by the Supplemental Purchase Agreement Investors on October 28, 1998 and November 23, 1998 from the Issuer in private placements pursuant to the Supplemental Purchase Agreement of units consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock, which are summarized below. None of the other persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.


    Name of                                   Units
Reporting Person                              -----
----------------                       Number      Price/Unit
                                       -------     ----------
NFP                                    338,788         $0.50

JMC                                     15,758         $0.50

RRC                                      7,879         $0.50

Barry L. Bloom                          14,182         $0.50

Robyn Samuels                            3,151         $0.50

Paul A. Downey                          15,758         $0.50

Robert N. Downey                       110,303         $0.50

Robert H. Savage                             0

Thomas M. Steinberg                     14,182         $0.50
                                       -------
                                       520,000


          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons and entities named in
Item 2 above.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 21 of 27 Pages
--------------------------------------------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Purchase Agreement Investors purchased shares of Common Stock and Purchase Agreement Warrants from the Issuer in a private placement on June 16, 1998 (the "First Closing") pursuant to the Purchase Agreement. The summary set forth below of certain provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

          The Purchase Agreement provides that if, prior to August 31, 1999, the Issuer has entered into binding contracts with nuclear power generating companies or their contractors providing for gross sales of more than $100,000 of the Issuer's fire retardant products during the first year of such contracts to upgrade fire protection of control wiring at nuclear power generating facilities, the Purchase Agreement Investors will purchase an aggregate of $150,000.30 of investment units, each unit consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $0.90 per share (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below), at a tranche 2 closing (the "Second Tranche Closing") for a purchase price of $1.00 per unit (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below). Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire at a Second Tranche Closing if the Issuer enters into such contracts. The information set forth below reflects the amendments to the Second Tranche Closing per unit purchase price effected by the Supplemental Purchase Agreement.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 22 of 27 Pages
--------------------------------------------------------------------------------

                              Shares
 Name of                        of                  Shares
Reporting                     Common              Underlying                               Purchase
 Person                       Stock                Warrants            Total               Price(1)
 ------                       -----                --------            -----               --------

NFP                           122,857               307,143           430,000             $92,142.90

JMC                             5,714                14,286            20,000              $4,285.80

RRC                             2,857                 7,143            10,000              $2,142.90

Bloom                           5,143                12,858            18,001              $3,857.40

Samuels                         1,142                 2,856             3,998                $856.80

Paul Downey                     5,714                14,286            20,000              $4,285.80

Robert Downey                  40,000                99,999           139,999             $29,999.70

Savage                         11,429                28,572            40,001              $8,571.60

Steinberg                       5,143                12,858            18,001              $3,857.40
                              -------              --------           -------             ----------
Total                         200,000               500,001           700,001            $150,000.30


(1) Does not include the exercise price of the Purchase Agreement Warrants reflected in the above table. The Reporting Persons would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Purchase Agreement Warrants that would be issued at the Second Tranche Closing is $0.75 per share of Common Stock.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 23 of 27 Pages
--------------------------------------------------------------------------------


          The Purchase Agreement provides that if for the fiscal year ending August 31, 1999, the Issuer has net sales of $2,000,000 or more and pre-tax earnings of $400,000 or more, the Purchase Agreement Investors will purchase an aggregate of $500,001.30 of investment units, each unit consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below), at a second closing (the "Second Closing") on September 15, 1999 for a purchase price of $0.90 per unit (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below). If the Issuer fails to meet the net sales and pre-tax earnings thresholds set forth above, the Purchase Agreement Investors may nevertheless, at their option, purchase such additional number of units. Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire if the Issuer meets such net sales and pre-tax earnings thresholds or, if such thresholds are not met, the Purchase Agreement Investors exercise their option in full. The information set forth below reflects the amendments to the Second Tranche Closing per unit purchase price effected by the Supplemental Purchase Agreement.


                              Shares
 Name of                        of                  Shares
Reporting                     Common              Underlying                               Purchase
 Person                       Stock                Warrants            Total               Price(1)
 ------                       -----                --------            -----               --------

NFP                           409,524               1,023,810          1,433,334           $307,143.00

JMC                            19,048                  47,619             66,667            $14,285.70

RRC                             9,524                  23,811             33,335             $7,143.30

Bloom                          17,143                  42,858             60,001            $12,857.40

Samuels                         3,810                   9,525             13,335             $2,857.50

Paul
Downey                         19,048                  47,619             66,667            $14,285.70

Robert
Downey                        133,333                 333,333            466,666            $99,999.90

Savage                         38,095                  95,238            133,333            $28,571.40

Steinberg                      17,143                  42,858             60,001            $12,857.40
                              -------               ---------          ---------           -----------
Total                         666,668               1,666,671          2,333,339           $500,001.30


(1) Does not include the exercise price of the Purchase Agreement Warrants reflected in the above table. The Purchase Agreement Investors would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Purchase

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 24 of 27 Pages
--------------------------------------------------------------------------------


     Agreement Warrants that would be issued at the Second Closing is $0.75 per share of Common Stock.

          The Supplemental Purchase Agreement Investors purchased 370,000 shares of Common Stock and Supplemental Purchase Agreement Warrants exercisable for 925,000 shares of Common Stock and 150,000 shares of Common Stock and Supplemental Purchase Agreement Warrants exercisable for 375,000 shares of Common Stock from the Issuer in private placements on October 28, 1998 and November 23, 1998 pursuant to the Supplemental Purchase Agreement.

          The Supplemental Purchase Agreement provides that the Supplemental Purchase Agreement Investors may purchase up to an additional 440,000 units. In order to obtain any financing under the Supplemental Purchase Agreement, the Issuer must on or before March 31, 1999 give the Chief Financial Officer of the Tisch Family Interests, as agent for the Supplemental Purchase Agreement Investors (the "Agent"), at least ten (10) days written notice of its desire to obtain such financing setting forth in detail each proposed expenditure required (the "Proposed Expenditure"), the purpose therefor, the payee or payees and any other pertinent information. The Agent must either accept or decline the Issuer's request to finance the Proposed Expenditure by replying in writing within ten (10) days of receipt of the Issuer's notice. Each purchase and sale shall be consummated at a closing on the date set forth in the notice requesting the Proposed Expenditure. The aggregate purchase price paid by the Agent on behalf of the Supplemental Purchase Agreement Investors shall be an amount up to the total amount requested, and the total number of units issued and sold to the Supplemental Purchase Agreement Investors shall be two times the aggregate purchase price paid, allocated to each Supplemental Purchase Agreement Investor pro rata according to percentages set forth in Schedule 1 of the Supplemental Purchase Agreement. The Agent may at any time upon ten days written notice to the Company on or before March 31, 1999 elect to purchase the balance of investment units not purchased prior to the date of such notice.

Item 7.   Material to be filed as Exhibits.

Exhibit 1.  Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to Exhibit 2 to the Schedule 13D.

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A.) Incorporated herein by reference to Exhibit 3 to the Schedule 13D.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 25 of 27 Pages
--------------------------------------------------------------------------------


Exhibit 4. Registration Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.) Incorporated herein by reference to Exhibit 4 to the Schedule 13D.

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 26 of 27 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

November 30, 1998                             NF PARTNERS, LLC

                                              By   /s/ Andrew H. Tisch
                                                  -------------------------
                                                  Andrew H. Tisch, Manager


                                              JMC INVESTMENTS LLC

                                              By  /s/ John Capozzi
                                                 ------------------------
                                                   John Capozzi, Manager


                                              RAVITCH RICE & COMPANY LLC

                                              By  /s/ Donald S. Rice
                                                -------------------------
                                                 Donald S. Rice, Managing
                                                        Director

                                                  /s/ Barry L. Bloom
                                              ---------------------------
                                                      Barry L. Bloom


                                                  /s/ Robyn Samuels
                                              ---------------------------
                                                      Robyn Samuels


                                                  /s/ Paul A. Downey
                                              ---------------------------
                                                      Paul A. Downey

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 654865 10 4                                        Page 27 of 27 Pages
--------------------------------------------------------------------------------



                                                  /s/ Robert N. Downey
                                              ---------------------------
                                                      Robert N. Downey


                                                  /s/ Robert H. Savage
                                              ---------------------------
                                                      Robert H. Savage


                                                  /s/ Thomas M. Steinberg
                                              ---------------------------
                                                      Thomas M. Steinberg


                                                  /s/ Andrew H. Tisch
                                              ---------------------------
                                                      Andrew H. Tisch


                                                  /s/ John Capozzi
                                              ---------------------------
                                                      John Capozzi

                                  EXHIBIT INDEX


Exhibit 1.  Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to Exhibit 2 to the Schedule 13D.

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A.) Incorporated herein by reference to Exhibit 3 to the Schedule 13D.

Exhibit 4. Registration Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.) Incorporated herein by reference to Exhibit 4 to the Schedule 13D.

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D.

                                                                      EXHIBIT 1

                                    AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 2 dated November 30, 1998 to the Schedule 13D relating to the Common Stock, par value $0.20 per share, of NoFire Technologies, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

November 30, 1998                          NF PARTNERS, LLC

                                              By   /s/ Andrew H. Tisch
                                                  -------------------------
                                                  Andrew H. Tisch, Manager


                                              JMC INVESTMENTS LLC

                                              By  /s/ John Capozzi
                                                 ------------------------
                                                   John Capozzi, Manager


                                              RAVITCH RICE & COMPANY LLC

                                              By  /s/ Donald S. Rice
                                                -------------------------
                                                 Donald S. Rice, Managing
                                                        Director

                                                  /s/ Barry L. Bloom
                                              ---------------------------
                                                      Barry L. Bloom


                                                  /s/ Robyn Samuels
                                              ---------------------------
                                                      Robyn Samuels


                                                  /s/ Paul A. Downey
                                              ---------------------------
                                                      Paul A. Downey


                                                  /s/ Robert N. Downey
                                              ---------------------------
                                                      Robert N. Downey

                                                  /s/ Robert H. Savage
                                              ---------------------------
                                                      Robert H. Savage


                                                  /s/ Thomas M. Steinberg
                                              ---------------------------
                                                      Thomas M. Steinberg


                                                  /s/ Andrew H. Tisch
                                              ---------------------------
                                                      Andrew H. Tisch


                                                  /s/ John Capozzi
                                              ---------------------------
                                                      John Capozzi